Exhibit 21

SUBSIDIARIES OF REGISTRANT

The Company has seven wholly-owned subsidiaries at July 28, 2018. Village Super Market of PA, LLC is organized under the laws of Pennsylvania. Village Super Market of NJ, LP, Hanover and Horsehill Development, LLC, Greater Morristown Restaurant, LLC and VSM New Markets, LLC are organized under the laws of New Jersey. Village Super Market of Maryland, LLC is organized under the laws of Maryland. Village Super Market of NY, LLC is organized under the laws of New York.

The financial statements of all subsidiaries are included in the Company’s consolidated financial statements.